Exhibit 99.1

2013-10-07 FINAL

Baidu Appoints Mr. Liu Dejian as Director

BEIJING, Oct 7, 2013 /PRNewswire/ — Baidu, Inc. (NASDAQ: BIDU) (“Baidu” or the “Company”), today announced the appointment of Mr. Liu Dejian as a director of the Company, effective October 7, 2013.

“We are very pleased to welcome Mr. Liu to Baidu’s Board of Directors,” said Robin Li, chairman and chief executive officer of Baidu. “His innovative leadership style and pedigree as an Internet entrepreneur will be of great value to Baidu. We are confident that he will make a significant contribution to our efforts to consolidate our leading position in China.”

Mr. Liu Dejian is the founder, chairman and executive director of NetDragon Websoft Inc. (HKEx:777) (“NetDragon”), a leading developer and operator of online games and mobile Internet platforms in China. Since founding NetDragon in 1999, he has led it to become a leading player in China’s online gaming and mobile Internet industries. Mr. Liu is responsible for NetDragon’s overall strategic development and is the chief designer in its game development team. Mr. Liu has been instrumental in driving NetDragon’s managerial policies, which have been key to it becoming a competitive player in the online gaming industry. He is recognized as one of the most influential figures in China’s online game sector.

Mr. Liu also served as chairman and non-executive director of 91 Wireless Websoft Limited (“91 Wireless”), one of China’s largest mobile app marketplaces and mobile game operators and a former subsidiary of NetDragon. 91 Wireless was acquired by Baidu in August 2013.

Mr. Liu graduated with a Bachelor’s Degree of Science in Chemistry from the University of Kansas in 1995. He was vice president of Beso Biological Research Center, Inc. (“Beso”) from 1995 to 2005. He was also vice president of Fuzhou Yangzhenhua 851 Bio-Engineering Research Inc. (“Fuzhou 851”) from 1995 to 2000 before being promoted to president of that organization in 2001.

About Baidu

Baidu, Inc. is the leading Chinese language Internet search provider. As a technology-based media company, Baidu aims to provide the best and most equitable way for people to find whatever they’re looking for. In addition to serving individual Internet search users, Baidu provides an effective platform for businesses to reach potential customers. Baidu’s ADSs trade on the NASDAQ Global Select Market under the symbol “BIDU”. Currently, ten ADSs represent one Class A ordinary share.

2013-10-07 FINAL

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the quotations from management in this announcement, as well as Baidu’s strategic and operational plans, contain forward-looking statements. Baidu may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Baidu’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our proposed use of proceeds from the sale of debt securities; our growth strategies, our strategies for investing in and acquiring complementary businesses and assets and our ability to execute these strategies; our future business development, including development of new products and services; our ability to attract and retain users and customers; competition in the Chinese language Internet search markets; competition for online marketing customers; changes in our revenues and certain cost or expense items as a percentage of our revenues; the outcome of ongoing, or any future, litigation or arbitration; the expected growth of the Chinese language Internet search market and the number of Internet and broadband users in China; Chinese governmental policies relating to the Internet and Internet search providers and general economic conditions in China and elsewhere. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the SEC. All information provided in this press release is as of the date of the press release, and Baidu undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

China

Victor Tseng

Baidu, Inc.

Tel: <image002.png>+86-10-5992-7244

Email: ir@baidu.com

Nick Beswick

Brunswick Group

Tel: <image002.png>+86-10-5960-8600

Email: baidu@brunswickgroup.com

U.S.

Cindy Zheng

Brunswick Group

Tel: <image002.png>+1-212-333-3810

Email: baidu@brunswickgroup.com